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                                                                 EXHIBIT (a)(11)

OWENS CORNING WORLD HEADQUARTERS
ONE OWENS CORNING PARKWAY
TOLEDO, OHIO 43659
419.248.8000
                                                                            NEWS

                                                         [LOGO OF OWENS CORNING]

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Contact:          William K. Hamilton           Rhonda L. Brooks
                  Media Relations               Investor Relations
                  419/248-6190                  419/248-8485

                    Owens Corning Announces the Acceptance
                     of Fibreboard Shares in Tender Offer


TOLEDO, Ohio; June 27, 1997 -- Owens Corning (NYSE/TSE:OWC) today announced it has accepted shares tendered pursuant to its tender offer for all outstanding shares of common stock of Fibreboard Corporation (AMEX:FBD).

Owens Corning has been advised by The Bank of New York, the depositary for the offer, that as of midnight Eastern Daylight Time, on Thursday, June 26, 1997, approximately 7,836,655 shares of Fibreboard common stock (in excess of 92 percent of the outstanding shares) had been validly tendered and not withdrawn.

"We are pleased to accept the shares tendered to us at this time and look forward to finalizing the partnership between Fibreboard and Owens Corning," said Glen H. Hiner, Owens Corning chairman and chief executive officer.

The tendered shares will be purchased by an Owens Corning subsidiary. It is expected that such subsidiary will be merged into Fibreboard, with each share of Fibreboard not tendered being converted into the right to receive $55.00 in cash. The merger is expected to be effective in early July.

Headquartered in Toledo, Ohio, Owens Corning is a world leader in high performance glass fiber composites and building materials with sales in 1996 of $3.8 billion. The company employs 19,000 people in more than 30 countries. The company's internet website can be found at http://www.owenscorning.com.


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Headquartered in Dallas, Texas, Fibreboard is a leading producer and distributor of vinyl siding and other residential and industrial building materials. Sales in 1996 were $469 million. On a pro-forma basis - assuming Fibreboard's 1997 acquisitions had been completed on January 1, 1997 - Fibreboard's sales this year would be expected to be close to $800 million. Fibreboard employs 3,400 people and operates a total of 21 manufacturing plants in the United States and Canada.

Merrill Lynch & Co. served as financial advisor to Owens Corning and acted as dealer manager in the tender offer.

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